UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)

374Water Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

73937M106
(CUSIP Number)

Robert B. Macaulay
Carlton Fields, P.A.
700 NW 1st Avenue, Suite 1200
Miami, Florida 33136
Phone: (305) 530-0050
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 73937M106

1	NAME OF REPORTING PERSON MB Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,118,333
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,118,333
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,118,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73%(1)
14	TYPE OF REPORTING PERSON CO
_________________

(1) The percentage is based on 122,817,746 shares of the Issuer’s common stock outstanding as of September 30, 2021 plus 1,363,600 shares underlying the 27,272 outstanding shares of the Issuer’s Series D Convertible Preferred Stock, which votes as a class with the Common Stock.

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $.0001 per share (the “Common Stock”), of 374 Water Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 9300 S. Dadeland Boulevard, Suite 600, Miami, Florida 33156.

Item 2. Identity and Background

(a)
This Schedule 13D is being filed by MB Holding Company, Inc. (the “Reporting Person”).

(b)
The principal business address of the Reporting Person is 8811 West 500 North, Kokomo, IN, 46901.

(c)
The principal business of the Reporting Person is to be a holding company.

(d)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The Reporting Person is organized in the State of Indiana.

Item 3. Source and Amount of Funds or other Considerations.

The aggregate purchase price for the shares of Common Stock acquired by the Reporting Person was $1,134,999, which was funded by the Reporting Person from its working capital.

Item 4. Purpose of Transaction

 In April 2021, pursuant to the binding Memorandum of Understanding dated as of March 30, 2021, between the Issuer and the Reporting Person, a warrant for the purchase of 3,783,333 shares of Common Stock at an exercise price of $.30 per share was issued to the Reporting Person as consideration for executing the MOU and was considered fully vested upon the execution of the MOU. On September 29, 2021, the Reporting Person exercised the warrants resulting in the issuance of 3,783,333 shares of Common Stock to the Reporting Person.

The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Person will continue to continually analyze and evaluate its investment in the Issuer and reserves the right to change its plans and intentions at any time with respect to any of the foregoing.

Item 5. Interest in Securities of Issuer

(a)
The Reporting Person is the holder of record of 7,118,333 shares of Common Stock, representing approximately 5.73% of the shares of Common Stock.

(b)           The Reporting Person has the sole voting and dispositive power over the shares of Common Stock held by it.

(c)           Except as set forth above, there have been no transactions in the Common Stock by the Reporting Person during the past 60 days.

(d)           No other person is known by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None.

[Signature on Next Page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MB Holding Company, Inc.

Dated: October 27, 2021	By:	/s/ Terry Merrell
	Name:	Terry Merrell
	Title:	Chief Financial Officer